# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDxHealth SA, CIK 0001872529
CUSIP: B5950S113
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, Herstal, Belgium (C9), 4040
Date of event which requires filing of this statement: 01/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001124140

## Reporting persons
- Genomic Health, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 6,441,171; shared voting power 0; sole dispositive power 6,441,171; shared dispositive power 0; aggregate amount beneficially owned 6,441,171 (12% of the class)
  Comment: Row 11 is calculated based on 49,497,334 ordinary shares issued and outstanding as described in the Issuer's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on December 29, 2025.
- Exact Sciences Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,441,171; sole dispositive power 0; shared dispositive power 6,441,171; aggregate amount beneficially owned 6,441,171 (12% of the class)
  Comment: Row 11 is calculated based on 49,497,334 ordinary shares issued and outstanding as described in the Issuer's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on December 29, 2025.

## Item 1. Issuer
Name of issuer: MDxHealth SA
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, Herstal, C9, 4040

## Item 2. Person Filing
Name of person filing:
(a) Genomic Health, Inc.
(b) Exact Sciences Corporation
Address of principal business office or, if none, residence:
(a) The business address of Genomic Health, Inc. is 5505 Endeavor Lane, Madison, WI 53719
(b) The business address of Exact Sciences Corporation is 5505 Endeavor Lane, Madison, WI 53719
Citizenship:
(a) Genomic Health, Inc. - Delaware
(b) Exact Sciences Corporation - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Genomic Health, Inc. owns 2,441,171 Ordinary Shares and warrants/contractual rights to purchase an additional 4,000,000 Ordinary Shares of the Issuer. Genomic Health, Inc. is a wholly owned subsidiary of Exact Sciences Corporation. Exact Sciences Corporation, through the ownership described herein may be deemed to beneficially own the Ordinary Shares directly owned by Genomic Health, Inc.
Percent of class: See responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
See Exhibit 99.1 for Joint Filing Agreement, dated as of January 16, 2026, by and among the Reporting Persons

## Signatures
- Genomic Health, Inc.: /s/ James Herriott, James Herriott, Secretary (01/16/2026)
- Exact Sciences Corporation: /s/ James Herriott, James Herriott, Senior Vice President, General Counsel and Secretary (01/16/2026)